Exhibit (a)(1)(L)

FORM OF COMMUNICATION REGARDING THE RESULTS OF THE OPTION EXCHANGE

Date:

To:	[Eligible Employee]

From:	Vince Holding Corp.

Re:	Results of the Option Exchange

The Option Exchange expired at 5:00 p.m. Eastern Time on October 2, 2015. Pursuant to the terms of the Option Exchange, Eligible Employees tendered, and Vince accepted for cancellation, Eligible Options to purchase an aggregate of [●] shares of Vince common stock from [●] participants, representing approximately [●]% of the total shares of common stock underlying Eligible Options.

On October 2, 2015, Vince granted the same number of Replacement Options to Eligible Employees as the Eligible Options surrendered for exchange and cancelled the surrendered Eligible Options. The exercise price per share of the Replacement Options granted in the Option Exchange was equal to $[●], which was the closing price per share of the Company’s common stock on NYSE on the grant date of the Replacement Options.